

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Via Email
Jason W. Goode
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

> **Re:** **Jones Lang LaSalle Income Property Trust, Inc.**
> **Sales Materials Submitted May 31, 2012 and June 8, 2012**
> **File No. 333-177963**

Dear Mr. Goode:

We have reviewed your supplemental sales materials and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your sales materials and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Sales Literature Submitted May 31, 2012 and June 8, 2012

1. Refer to page 3 of the brochure. Please remove the statement regarding "greater price stability through periods of market volatility."

2. Refer to pages 6 and 14 of the brochure and page 2 of the fact sheet. We note the statement indicating that the REIT is "not subject to the same market fluctuations that affect the pricing of listed stocks" and the statement indicating that a non-listed REIT is "not driven by the fluctuations of the stock market." Please revise to balance these statements with other attributes of a non-listed security, such as limited liquidity and limited price transparency.

3. Refer to page 6 of the brochure. We note that the sources for the charts indicate NAREIT data was used to illustrate the potential performance of integrating real estate into a portfolio. Since NAREIT data is derived from traded-REIT stock

performance and your stock will not be traded, please remove this data derived from NAREIT.

4. Refer to page 6 of the brochure. We note the comparisons to bonds and discussion of bond principal payments and residual value under the "An Inflation Hedge" heading. An investment in a non-traded REIT differs significantly from an investment in a bond. Please remove the comparisons to bonds and discussion of bond principal payments and residual value or revise to discuss the significant differences.

5. Refer to page 8 of the brochure. We note the statement indicating that the REIT "provides a smarter way to invest for regular income" and "offer[s] enhanced mechanism for liquidity." Please add balancing risk disclosure which indicates that distributions are not guaranteed and liquidity is limited.

6. Refer to page 9, 10 and 14 of the brochure and page 3 of the fact sheet. We note the terms "open-end" and "daily liquidity" are used to describe your structure. Please remove these terms as your structure differs from most open-end funds and the daily liquidity is subject to limits.

7. Refer to page 10 of the brochure. We note the term "liquidity features" is used to describe your structure. Please revise "liquidity features" to indicate that such features are subject to limitations.

8. Refer to page 12 of the brochure and page 4 of the fact sheet. We note the references made to company affiliates. Please disclose the relationship of such affiliates to the company.

9. Refer to page 16 of the brochure. Please add balancing risk factors to this page similar to page 2 of the brochure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel